EXHIBIT (d)(6)

InterTan Canada, Ltd. Employment Agreement for James P. Maddox

This EMPLOYMENT AGREEMENT is made, entered into, and is effective as of the 30th day of March, 2004 (the “Effective Date”), by and between InterTan Canada Ltd. (the “Company”) and James P. Maddox (the “Executive”).

WHEREAS, this Employment Agreement is valid only if the Tender Agreement dated on or about March 30, 2004 is accepted and approved for a minimum of 50.1% shares.

WHEREAS, the Company desires to employ the Executive as Vice-President and Chief Financial Officer of the Company;

WHEREAS, the Company recognizes the Executive’s intimate knowledge and experience in the business of the Company, and desires to secure the employment of the Executive in the role of Vice-President and Chief Financial Officer of the Company;

WHEREAS, the Executive will develop and/or come in contact with the Company’s proprietary and confidential information which is not readily available to the public, and which is of great importance to the Company and is treated by the Company as secret and confidential information; and

WHEREAS, this Employment Agreement supercedes and fully replaces any other employment agreement between either the Company or InterTAN, Inc. and the Executive.

NOW, THEREFORE, in consideration of the Executive’s continued employment and of the mutual covenants and agreements of the parties set forth in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article 1. Term of Employment

The Company hereby agrees to employ the Executive and the Executive hereby accepts employment as Vice-President and Chief Financial Officer of the Company, in accordance with the terms and conditions set forth herein, for a period of one (1) year commencing as of the Effective Date of this Agreement as indicated above (the “Term”).

Article 2. Position and Responsibilities

During the Term of this Agreement, the Executive agrees to serve as Vice-President and Chief Financial Officer of the Company. In his capacity as Vice-President and Chief Financial Officer of the Company, the Executive shall report to an officer of the Company as designated from time to time by the Company and shall have the duties and responsibilities of Vice-President and Chief Financial Officer of the Company and such other duties and responsibilities not inconsistent with the performance of his duties as Vice-President and Chief Financial Officer of the Company.

Article 3. Standard of Care

During the term of this Agreement, the Executive agrees to devote substantially his full-time attention and energies to the Company’s business, including the business of any related entity. The Executive covenants, warrants, and represents that he shall:

(a) Devote his full and best efforts and talents full time to the performance of his employment obligations and duties for the Company;

(b) Exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties;

(c) Comply with all rules, regulations, and policies established or issued by the Company; and

(d) Refrain from taking advantage, for himself or others, of any corporate opportunities of the Company.

Article 4. Other Employment

The Executive shall not, during the term hereof, be interested directly or indirectly, in any manner, as partner, officer, director, investor, stockholder, advisor, employee, or in any other capacity, in any other business similar to the Company’s business for the Executive’s personal advantage or benefit or that of others. Any other employment or position which might reasonably be deemed contrary to the best interests of the Company is prohibited. During the term of employment hereunder, the Executive agrees to obtain the Company’s written consent prior to entering into any other occupation, even if dissimilar to that of the Company. Such consent may be granted or withheld, in the Company’s absolute discretion. Nothing herein contained shall be deemed to prevent or limit the right of the Executive to invest in the capital stock or other securities of any corporation whose stock or securities are regularly traded on any public exchange, nor shall anything herein contained be deemed to prevent the

Executive from investing in real estate for his own benefit (so long as such investment (a) is not related to or in support of any entity engaged in a business similar to that of the Company or (b) does not detract from the Executive’s performance of his duties and obligations hereunder).

Article 5. Compensation and Benefits

As remuneration for all services to be rendered by the Executive during the Employment Period, and as consideration for complying with the covenants herein, the Company shall pay and provide to the Executive the following:

5.1 Base Salary. During the Term of this Agreement, the Company shall pay the Executive a Base Salary in an amount which shall be established and approved by the Compensation Committee of the Board of Directors; provided, however, that such Base Salary shall be established at a rate of not less than $215,000 (Canadian $) per year. This Base Salary shall be subject to all applicable income and employment taxes and payable in accordance with the normal payroll practices of the Company.

5.2. Annual Bonus. In addition to his Base Salary, the Executive shall be entitled to participate in the Company’s short-term incentive program, as such program may exist from time to time during the Term of this Agreement.

Under the Company’s short-term incentive plan, the Executive has the opportunity to earn an annual bonus with respect to any fiscal year of the Company (“Annual Bonus”). The Annual Bonus, if earned with respect to a particular fiscal year, is targeted at forty percent (40%) of the Executive’s Base Salary for the fiscal year with respect to which the Annual Bonus is being paid and is commensurate with the position of Vice-President and Chief Financial Officer of the Company. The Annual Bonus is subject to the performance of both the Company and the Executive and is dependent upon the approval of the Compensation Committee of the Company.

The award and amount of any Annual Bonus shall be determined under the Company’s short-term incentive plan, at the sole discretion of the Company’s Compensation Committee.

5.3. Company Deferred Compensation Plan. In consideration for the payments referred to in this Article 5.3, the Executive agrees to waive any rights he has in respect of receiving payment for the “Plan Benefit Amount” as such term is defined under the InterTan, Inc. Deferred Compensation Plan (being $1,375,00 Canadian $); such waiver being only effective upon receipt by the Executive of the First Installment (as defined below).

The Company will make payable to the Executive two installments as follows: the first payment of $687,500(Canadian $) which will be paid immediately upon the last to occur of (i) the successful closing of the tender offer contemplated by that certain Tender Agreement and Acquisition Agreement and Agreement and Plan of Merger dated on or about March 30, 2004 (the “Closing”), and (ii) the full execution of this Agreement by all required parties; provided that the First Installment payment is made, the Company shall pay a second payment of $687,500 (Canadian $) (the “Second Installment”) as soon as reasonably practicable following the date that is one year following the Closing.

An additional payment of $343,750 (Canadian $) (the “Severance Payment”) shall be paid to the Executive if either: (a) the Company or the Executive chooses not to negotiate a new Employment Agreement or (b) if the Company decides to terminate at any time during the Term the Executive’s employment without cause. For the sake of clarity, it is acknowledged and agreed that both the Second Installment and Severance Payment shall immediately become payable by the Company to the appropriate party in the event: (x) the Executive’s employment is terminated by the Company during the Term without cause, (y) the Executive dies, or (z) becomes disabled during the Term (“disabled” meaning that he is incapacitated to the extent that he is unable to fulfill his duties and responsibilities for a significant time or if he is disable at the time of the first anniversary of the Closing.

In the event that the Company terminated the Executive during the Term for “cause”, cause being defined as the conviction of a felony, then the obligation of the Company to make the Second Installment Payment and the Severance Payment shall be extinguished.

5.4. Other Benefits. In any event, the Executive’s coverage under current individual and group long-term disability and life insurance policies as well as perquisites and fringe benefit plans (including, but not limited to, those in respect of group health, dental, car allowances, group Registered Retirement Savings Plans, etc.) will remain in force until such time as they may be replaced by coverage or plans as least as similar in benefit type and amount to those with which the Executive is currently provided.

Article 6. Expenses

During the Term of this Agreement, the Company shall pay or reimburse the Executive for all ordinary and necessary expenses, in a reasonable amount, which the Executive incurs in performing his duties under this Agreement including, but not limited to, travel, entertainment, professional dues and subscriptions, and all dues, fees, and expenses associated with membership in various professional, business, and civic associations and societies in which the Company finds that the Executive’s participation is in the best interests of the Company. The payment of reimbursement of expenses shall be subject to such rules concerning documentation of expenses and the type or magnitude of such expenses as the Compensation Committee of the Board of Directors may establish from time to time.

Article 7. Noncompetition and Confidentiality

7.1. Noncompetition.

(a) During the Executive’s employment and for a period of eighteen (18) months following the last day of the Executive’s employment, the Executive shall not directly or indirectly compete with the Company and any related entity by engaging, in a competitive capacity, in any business that is engaged in the same or similar business of the Company and any related entity in one or more Metropolitan Statistical Areas or their Canadian equivalent (“MSAs”) in which the Company is doing business on the last day of the Executive’s employment. A business will not be considered to be in competition with the Company and any related entity for purposes of this paragraph 7.1(a) or paragraph 7.1(b) below if:

(i) The business or the operating unit of the business in which the Executive is employed or with which the Executive is associated (collectively the “Business Unit”) is not engaged in the retail sales of consumer electronics;

(ii) If sales of the Business Unit’s products or services in the retail sales and service of consumer electronics constitute less than ten percent (10%) of such Business Unit’s sales; or

(iii) If the sales of the Business Unit in the retail sales and service of consumer electronics do constitute more than ten percent (10%) of the sales of the Business Unit, but there is no geographic overlap between such Business Unit’s and the Company’s business locations.

Notwithstanding the foregoing, nothing herein shall be deemed to prevent or limit the right of the Executive to invest in the capital stock or other securities of any corporation whose stock or securities are regularly traded on any public exchange, nor shall anything herein contained be deemed to prevent Employee from investing in real estate for his own benefit (as long as such investment is not related to or in support of any entity engaged in the same or similar business as the Company and any related entity in competition with the Company and any related entity in one or more MSA’s in which the Company and any related entity is doing business during the Executive’s employment).

(b) During the Executive’s employment and for a period of eighteen (18) months following the last day of the Executive’s employment, the Executive shall not directly or indirectly compete with the Company and any related entity by engaging, in a competitive capacity, in any business engaged in the same or similar business of the Company and any related entity in one or more MSAs where, on the last day of the Executive’s employment, the Company and any related entity is engaged in real estate site selection or has taken further steps toward the commencement of operations in the future, of which the Executive is aware.

(c) The Executive agrees that competition, as set forth in Article 7.1(a) above, shall include, but not be limited to, engaging in competitive activity, as an individual, as a partner, as a joint venturer with any other person or entity, or as an employee, agent, or representative of any other person or entity.

(d) It is the specific intent of the parties that the Executive shall be restricted from competing directly or indirectly with any segment of the Company’s business and any related entity’s business in which the Executive engaged prior to the last day of his employment and from any segment of the Company’s business and any related entity’s business about which the Executive acquired proprietary or confidential information during the course of his employment.

(e) If any provision of this Article 7.1 relating to the time period, geographic area or scope of restricted activities shall be declared by a court of competent jurisdiction to exceed the maximum time period, geographic area or scope of activities, as applicable, that such court deems reasonable and enforceable, said time period, geographic area or scope of activities shall be deemed to be, and thereafter shall become, the maximum time period, scope of activities or largest geographic area that such court deems reasonable and enforceable and this Agreement shall automatically be considered to have been amended and revised to reflect such determination.

(f) The Executive and the Company have examined in detail this Covenant Not to Compete and agree that the restraint imposed upon the Executive is reasonable in light of the legitimate interests of the Company, and it is not unduly harsh upon the Executive’s ability to earn a livelihood.

7.2. Non-Solicitation/Non-Hire of Employees. The Executive agrees that during the Executive’s employment with the Company and for a period of eighteen (18) months following the last day of the Executive’s employment, the Executive shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company to leave the Company for any reason whatsoever or hire any individual employed by the Company. For purposes of this Article 7.2, employee shall mean any individual employed by the Company on the last day of the Executive’s employment or within the three-month period prior to the last day of the Executive’s employment.

7.3. Confidentiality. The Company has advised the Executive and the Executive acknowledges that it is the policy of the Company to maintain as secret and confidential all Protected Information (as defined below), and that Protected Information has been and will be developed at substantial cost and effort to the Company. The Executive agrees to hold in strict confidence and safeguard any information of or about the Company and any related entity gained by the Executive in any manner or from any source during the Executive’s employment. The Executive shall not, without the prior written consent of the Company, at any time, directly or indirectly, divulge, furnish, use, disclose or make accessible to any person, firm, corporation, association, or other entity (otherwise than as may be required in the regular course of the Executive’s employment), either during the Executive’s employment with the Company or subsequent to the last day of the Executive’s employment, any Protected Information, or cause any such information of the Company and any related entity to enter the public domain.

The Executive understands and agrees that any information, data and/or trade secrets about the Company and any related entity or its suppliers and/or distributors is the property of the Company and any related entity and is essential to the protection of the Company’s goodwill and to the maintenance of the Company’s competitive position and accordingly should be kept secret. For purposes of this Agreement, “Protected Information” means trade secrets, confidential and proprietary business information of or about the Company and any related entity, and any other information of the Company and any related entity, including, customer lists (including potential customers), sources of supply, processes, plans, materials, pricing information, internal memoranda, marketing plans, promotional plans, internal policies, research, purchasing, accounting and financial information, computer programs, hardware, software, and products and services which may be developed from time to time by the Company and its agents or employees, including the Executive; provided, however, that information that is in the public domain (other than as a result of a breach of this Agreement), approved for release by the Company or lawfully obtained from third parties who are not bound by a confidentiality agreement with the Company, is not Protected Information.

Nothing contained in this Article is intended to reduce in any way protection available to the Company pursuant to the Uniform Trade Secrets Act as adopted in Virginia or any other state or other applicable laws which prohibit the misuse or disclosure of confidential or proprietary information.

7.4. Acknowledgement of Covenants. The parties hereto acknowledge that the Executive’s services are of a special, extraordinary, and intellectual character which gives him unique value, and that the business of the Company and its subsidiaries is highly competitive, and that violation of any of the covenants provided in this Article 7 would cause immediate, immeasurable, and irreparable harm, loss, and damage to the Company not adequately compensable by a monetary award. The Executive acknowledges that the time, scope of activities and geographical area restrained by the provisions of this Article 7 are reasonable and do not impose a greater restraint than is necessary to protect the goodwill of the Company’s business. The Executive further acknowledges that he and the Company have negotiated and bargained for the terms of this Agreement and that the Executive has received adequate consideration for entering into this Agreement. In the event of any such breach or threatened breach by the Executive of any one or more of such covenants, the Company shall be entitled to such equitable and injunctive relief as may be available to restrain the Executive from violating the provisions hereof. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of damages and the immediate termination of the employment of the Executive hereunder for cause.

Article 8. Assignment

8.1. Assignment by Company. This Agreement may and shall be assigned or transferred to, and shall be binding upon and shall inure to the benefit of, any successor of the Company, and any such successor shall be deemed substituted for all purposes of the “Company” under the terms of this Agreement. As used in this Agreement, the term “successor” shall mean any person, firm, corporation, or business entity which, at any time, whether by merger, purchase, or otherwise, acquires all or substantially all of the assets or the business of the Company. In addition, the obligations of the Executive under Articles 7 and 10 of this Agreement shall continue after the termination of the Executive’s employment and shall be binding on the Executive’s heirs, executors, legal representatives and assigns.

8.2. Assignment by Executive. The services to be provided by the Executive to the Company hereunder are personal to the Executive, and the Executive’s duties may not be assigned by the Executive; provided, however, that this Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, and administrators, successors, heirs, distributees, devisees, and legatees. If the Executive dies while any amounts payable to the Executive hereunder remain outstanding, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive’s devisee, legatee, or other designee or, in the absence of such designee, to the Executive’s estate.

Article 9. Dispute Resolution and Notice

9.1. Issue Resolution. Except for actions initiated by the Company to enjoin a breach by, and/or recover damages from the Executive related to violation of any of the restrictive covenants in Article 7 of this Agreement, which Company may bring in an appropriate court of law or equity, any disagreement between the Executive and the Company concerning anything covered by this Agreement or concerning other terms or conditions of the Executive’s employment or the termination of the Executive’s employment will be settled by final and binding arbitration pursuant to the Company’s Associate Issue Resolution Program. The Dispute Resolution Agreement and the Dispute Resolution Rules and Procedures are incorporated herein by reference as if set forth in full in this Agreement. The decision of the arbitrator will be final and binding on both the Executive and the Company and may be enforced in a court of appropriate jurisdiction.

9.2. Notice. Any notices, requests, demands, or other communications provided for by this Agreement shall be sufficient if in writing, and if sent by registered or certified mail to the Executive at the last address he has filed in writing with the Company or, in the case of the Company, at its principal offices.

Article 10. Miscellaneous

10.1. Entire Agreement. This Agreement supersedes any prior agreements or understandings, oral or written, between the parties hereto, with respect to the subject matter hereof, and constitutes the entire agreement of the parties with respect thereto. Without limiting the generality of the foregoing sentence, this Agreement completely supersedes any and all prior employment agreements entered into by and between the Company, and the Executive, and all amendments thereto, in their entirety.

10.2. Return of Materials. Upon the termination of the Executive’s employment with the Company, however such termination is effected, the Executive shall promptly deliver to Company all property, records, materials, documents, and copies of documents concerning the Executive’s business and/or its customers (hereinafter collectively “Company Materials”) which the Executive has in his possession or under his control at the time of termination of his employment. The Executive further agrees not to take or extract any portion of the Company Materials in written, computer, electronic or any other reproducible form without the prior written consent of the Chairman, President and Chief Executive Officer.

10.3. Modification. This Agreement shall not be varied, altered, modified, canceled, changed, or in any way amended except by mutual agreement of the parties in a written instrument executed by the parties hereto or their legal representatives.

10.4. Severability. It is the intention of the parties that the provisions of the restrictive covenants herein shall be enforceable to the fullest extent permissible under the applicable law. If any clause or provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, then the remainder of this Agreement shall not be affected thereby, and in lieu of each clause or provision of this Agreement which is illegal, invalid or unenforceable, there shall be added, as a part of this Agreement, a clause or provision as similar in terms to such illegal, invalid or unenforceable clause or provision as may be possible and as may be legal, valid, and enforceable.

10.5. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

10.6. Restrictive Covenants of the Essence. The restrictive covenants of the Executive set forth herein are of the essence of this Agreement; they shall be construed as independent of any other provision in this Agreement; and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or not, shall not constitute a defense to the enforcement by the Company of the restrictive covenants contained herein. The Company shall at all times maintain the right to seek enforcement of these provisions whether or not the Company has previously refrained from seeking enforcement of any such provision as to the Executive or any other individual who has signed an agreement with similar provisions.

Article 11. Governing Law

To the extent not preempted by federal law, the provisions of this Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario, without reference to its choice of law statutes or decisions.

IN WITNESS WHEREOF, the Executive and the Company have executed this Agreement as of the Effective Date.

INTERTAN CANADA LTD.

By:	/s/ Brian E. Levy

President & CEO

EXECUTIVE:

/s/ James P. Maddox

James P. Maddox

ATTEST: